UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE TO
Tender Offer Statement Under Section 14(d)(1) Or Section 13(e)(1)
of the Securities Exchange Act of 1934
(Amendment No. 2)
Pacific Internet Limited
(Name of Subject Company (Issuer))
Connect Holdings Limited
(Names of Filing Persons (Offeror))
Connect International Limited
(Names of Filing Persons (Offeror))
Ashmore Global Special Situations Fund Limited
(Names of Filing Persons (Offeror))
Ashmore Global Special Situations Fund 2 Limited
(Names of Filing Persons (Offeror))
Asset Holder PCC No 2 Limited re Ashmore Asian Recovery Fund
(Names of Filing Persons (Offeror))
Asset Holder PCC Limited re Ashmore Emerging Markets Liquid Investment Portfolio
(Names of Filing Persons (Offeror))
Ashmore Emerging Markets Debt Fund
(Names of Filing Persons (Offeror))
Ashmore Emerging Markets Debt and Currency Fund Limited
(Names of Filing Persons (Offeror))
Ashmore Management Company Limited
(Names of Filing Persons (Offeror))
Spinnaker Global Opportunity Fund Ltd
(Names of Filing Persons (Offeror))
Spinnaker Global Emerging Markets Fund Ltd
(Names of Filing Persons (Offeror))
Spinnaker Global Strategic Fund Ltd
(Names of Filing Persons (Offeror))
Clearwater Undersea Cable Investments, LP
(Names of Filing Persons (Offeror))
Clearwater Capital GP, Ltd
(Names of Filing Persons (Offeror))
Ordinary Shares
(Title of Class of Securities)
Y66183-10-7
(CUSIP Number of Class of Securities)
Attn: David Astwood
Connect Holdings Limited
Clarendon House, 2 Church Street,
Hamilton HM11, Bermuda
+1 441 299 4943
(Name, Address and Telephone Number of Person Authorized to Receive
Notices and Communications on behalf of the Filing Persons)
Copy to: Sarah C. Murphy
Freshfields Bruckhaus Deringer
65 Fleet Street
London EC4Y 1HS
United Kingdom
+44 20 7832 7429

CALCULATION OF FILING FEE

Transaction Valuation (1)	Amount of Filing Fee (2)
$97,824,730	$3,003.22

(1)	Estimated for purposes of calculating the amount of filing fee only. This amount is based upon an estimate of the maximum number of shares which may be purchased pursuant to the tender offer at the tender offer price of $10.00 per share, or 10,237,457 shares. The maximum number of shares which may be purchased pursuant to the tender offer was calculated by adding 13,840,164 issued shares of PacNet as of 31 March 2007 and 518,580 shares issuable pursuant to the exercise of options as of 13 April 2007, and subtracting the 4,121,287 shares owned by Connect.

(2)	The amount of the filing fee calculated in accordance with the Securities Exchange Act of 1934, as amended, equals $30.70 per $1,000,000 of the transaction valuation.
☑	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $3,003.22	Filing Party: Connect Holdings Limited

Form or Registration No: TO-T	Date Filed: May 2, 2007
☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.
Check the appropriate boxes below to designate any transactions to which the statement relates:
☑	third-party tender offer subject to Rule 14d-1

☐	issuer tender offer subject to Rule 13e-4

☑	going-private transaction subject to Rule 13e-3

☐	amendment to Schedule 13D under Rule 13d-2
Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

EXHIBITS INDEX
SIGNATURES

This Amendment No. 2 (this Amendment) amends and supplements the Tender Offer Statement, Rule 13e-3 Transaction Statement and Schedule 13D/A filed under cover of Schedule TO, as amended through the date hereof (as amended the Statement), originally filed with the Securities and Exchange Commission on 2 May 2007 by Connect Holdings Limited, a company organized under the laws of Bermuda (Connect) and its shareholder and ultimate control persons: Connect International Limited (CIL), Ashmore Global Special Situations Fund Limited (GSSF), Ashmore Global Special Situations Fund 2 Limited (GSSF2), Asset Holder PCC Limited re Ashmore Emerging Markets Liquid Investment Portfolio (EMLIP), Asset Holder PCC No 2 Limited re Ashmore Asian Recovery Fund (ARF), Ashmore Emerging Markets Debt Fund (AEMDF), Ashmore Emerging Markets Debt and Currency Fund Limited (AEMDCF), Ashmore Management Company Limited (AMC), Spinnaker Global Opportunity Fund Ltd (SGO), Spinnaker Global Emerging Markets Fund Ltd (SGEM), Spinnaker Global Strategic Fund Ltd (SGS), Clearwater Undersea Cable Investments, LP (Clearwater) and Clearwater Capital GP, Ltd (Clearwater GP) (collectively with Connect, the filing persons), relating to the offer by the filing persons to purchase all the issued ordinary shares of Pacific Internet Limited (PacNet), at a purchase price of US$10.00 net in cash per share, without interest, upon the terms and subject to the conditions set forth in the Offer to Purchase dated 2 May 2007 (the Offer to Purchase) and in the related Letter of Transmittal. The information set forth in the Offer to Purchase and the related Letter of Transmittal is incorporated herein by reference with respect to all applicable items in the Statement, except that such information is hereby amended and supplemented to the extent specifically provided herein. Capitalized terms used and not otherwise defined in this amendment shall have the meaning assigned to such terms in the Offer to Purchase or in the Statement.
Amendments to the Offer to Purchase
Items 4 and 13 of the Statement, which incorporates by reference the information contained in the Offer to Purchase, are hereby amended and supplemented as follows:
(1)	Availability of the Offer Outside the United States or Singapore
The “Questions and Answers About this Tender Offer of the Offer to Purchase is amended by deleting the first full paragraph under the caption “IS THIS OFFER TO PURCHASE DOCUMENT BEING SENT OR BEING MADE AVAILABLE TO ALL PACNET SHAREHOLDERS?” on page 8 of the Offer to Purchase and replacing it with the following:
“Yes. The Offer is open to all PacNet shareholders. We are sending this Offer to Purchase to all PacNet registered shareholders and are also making available this Offer to Purchase to all PacNet shareholders. However, the Offer is being made pursuant to and in compliance with Rule 15 of the Singapore Code on Takeovers and Mergers and the US Securities Exchange Act of 1934, as amended, and the rules and regulations promulgated thereunder. Shareholders in other jurisdictions should be aware that the disclosure and procedural requirements of the United States and Singapore may be different than those of other jurisdictions. Although we are not aware of any applicable jurisdiction in which the making of this Offer or the acceptance of shares in connection therewith would not be in compliance with the laws of such jurisdiction, PacNet shareholders in any such other jurisdiction, should inform themselves about, seek independent legal advice and comply with the applicable laws in their relevant jurisdictions.”
Section 1.10, “Foreign Shareholders” is amended by deleting the second full paragraph on page 26 of the Offer to Purchase and replacing it with the following:
“The Offer is open to all PacNet shareholders. We are sending this Offer to Purchase to all PacNet registered shareholders and are also making available this Offer to Purchase to all PacNet shareholders. However, the Offer is being made pursuant to and in compliance with Rule 15 of the Singapore Code on Takeovers and Mergers and the US Securities Exchange Act of 1934, as amended, and the rules and regulations promulgated thereunder. Shareholders in other jurisdictions should be aware that the disclosure and procedural requirements of the United States and Singapore may be different than those of other jurisdictions. Although we are not aware of any applicable jurisdiction in which the making of this Offer or the acceptance of shares in connection therewith would not be in compliance with the laws of such jurisdiction, PacNet shareholders in any such other jurisdiction, should inform themselves about, seek independent legal advice and comply with the applicable laws in their relevant jurisdictions.”
Section 19.1, “Foreign Shareholders” is amended by deleting the second full paragraph on page 26 of the Offer to Purchase and replacing it with the following:

“The Offer is open to all PacNet shareholders. We are sending this Offer to Purchase to all PacNet registered shareholders and are also making available this Offer to Purchase to all PacNet shareholders. However, the Offer is being made pursuant to and in compliance with Rule 15 of the Singapore Code on Takeovers and Mergers and the US Securities Exchange Act of 1934, as amended, and the rules and regulations promulgated thereunder. Shareholders in other jurisdictions should be aware that the disclosure and procedural requirements of the United States and Singapore may be different than those of other jurisdictions. Although we are not aware of any applicable jurisdiction in which the making of this Offer or the acceptance of shares in connection therewith would not be in compliance with the laws of such jurisdiction, PacNet shareholders in any such other jurisdiction, should inform themselves about, seek independent legal advice and comply with the applicable laws in their relevant jurisdictions.”
(2)	Connect’s Position Regarding the Fairness of the Offer
The section entitled “Special Factors—Connect’s Position Regarding the Fairness of the Offer” is supplemented by deleting the three bullet points on the beginning of page 17 of the Offer to Purchase and replacing them with the following:
“Furthermore, Connect believes that the Compulsory Acquisition and the Put Option are procedures that contribute to the fairness of the transaction because:
•	The Compulsory Acquisition is subject to the 90% Purchase Condition. Shareholders who do not wish to participate in the Offer will not have their shares forcibly sold unless an overwhelming majority of the unaffiliated PacNet shareholders will have accepted the Offer, at which point such dissenting shareholders will receive the same cash price per share in the Compulsory Acquisition that they would have received had they accepted the Offer and

•	Similarly, if the Offer succeeds and Connect owns more than 90% of the issued share capital of PacNet, whether or not it wishes to undertake the Compulsory Acquisition, remaining shareholders will be able to exercise the Put Option to require Connect to purchase their shares at the Offer Price, thereby avoiding being left as an illiquid minority.

SIGNATURE
After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Date: 6 June 2007

Connect Holdings Limited

By:	/s/ Robert Petty
Title:	Director

Connect International Limited

By:	/s/ Robert Petty
Title:	Authorised signatory

Ashmore Global Special Situations Fund Limited

By:	/s/ Robert Petty
Title:	Authorised signatory

Ashmore Global Special Situations Fund 2 Limited

By:	/s/ Robert Petty
Title:	Authorised signatory

Asset Holder PCC Limited re Ashmore Emerging Markets Liquid Investment Portfolio

By:	/s/ Robert Petty
Title:	Authorised signatory

Asset Holder PCC No 2 Limited re Ashmore Asian Recovery Fund

By:	/s/ Robert Petty
Title:	Authorised signatory

Ashmore Emerging Markets Debt Fund

By:	/s/ Robert Petty
Title:	Authorised signatory

Ashmore Emerging Markets Debt and Currency Fund Limited

By:	/s/ Robert Petty
Title:	Authorised signatory

Ashmore Management Company Limited

By:	/s/ Robert Petty
Title:	Authorised signatory

Spinnaker Global Opportunity Fund Ltd

By:	/s/ Robert Petty
Title:	Authorised signatory

Spinnaker Global Emerging Markets Fund Ltd

By:	/s/ Robert Petty
Title:	Authorised signatory

Spinnaker Global Strategic Fund Ltd

By:	/s/ Robert Petty
Title:	Authorised signatory

Clearwater Undersea Cable Investments, LP

By:	/s/ Robert Petty
Title:	Authorised signatory

Clearwater Capital GP, Ltd

By:	/s/ Robert Petty
Title:	Authorised signatory

EXHIBITS INDEX

EXHIBIT	DESCRIPTION

(a)(1)(i)	Offer to Purchase dated 2 May 2007.*

(a)(1)(ii)	Letter of Transmittal.*

(a)(1)(iii)	Notice of Guaranteed Delivery.*

(a)(1)(iv)	Letter to Brokers, Dealers, Trust Companies and other Nominees.*

(a)(1)(v)	Letter to Clients for use by Brokers, Dealers, Trust Companies and other Nominees.*

(a)(1)(vi)	Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9.*

(a)(1)(vii)	Announcement of Despatch of Offer to Purchase, dated 2 May 2007.*

(a)(1)(viii)	Options Proposal Letter dated 2 May 2007.*

(c)	Lazard Presentation to Connect dated 27 April 2007.*

(d)	Irrevocable Undertaking to Accept Offer by Vantage Corporation Limited to Connect Holdings Limited dated 12 January 2007.†

(g)	Question and Answer Script for Investor Telephone Conversations.*

99.1	Powers of Attorney.*

*	Previously filed with the SEC as an exhibit to Schedule TO on 2 May 2007.

†	Previously filed with the SEC as an exhibit to Amendment No. 5 to Schedule 13D on 23 January 2007.